SCHEDULE 13G

                                 (Rule 13d-102)


 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                  FBO Air, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                     30246 H
                                 (CUSIP Number)

                               September 23, 2005
             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |_|   Rule 13d-1(b)

      |X|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)


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

CUSIP No. 30246 H

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1         Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
          (Entities Only)

          John H. Dow

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2         Check the Appropriate Box if a Member of a Group               (a) |X|
                                                                         (b) |_|

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3         SEC Use Only

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4         Citizenship or Place of Organization

          New York
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        Number of     5       Sole Voting Power
                              1,116,667 shares are owned directly by Mr. Dow and
         Shares               the balance of such shares are owned by Daphne
                              Dow, the spouse of the Reporting Person.
      Beneficially    ----------------------------------------------------------
                      6       Shared Voting Power
        Owned by              1,116,666 shares are owned by Daphne Dow, the
                              spouse of the Reporting Person.
          Each        ----------------------------------------------------------
                      7       Sole Dispositive Power
        Reporting             1,116,667 shares are owned directly by Mr. Dow and
                              the balance of such shares are owned by Daphne
       Person With            Dow, the spouse of the Reporting Person.
                      ----------------------------------------------------------
                      8       Shared Dispositive Power
                              1,116,666 shares are owned by Daphne Dow, the spouse of the Reporting Person.

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9          Aggregate Amount Beneficially Owned by Each Reporting Person

           1,116,667 shares are owned directly by Mr. Dow and 1,116,666 shares are owned by Daphne Dow, the spouse of the Reporting Person.

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10         Check if the Aggregate Amount in Row (9) Excludes Certain Shares  |_|

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11         Percent of Class Represented by Amount in Row (9)

           18.04%
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12         Type of Reporting Person (See Instructions)

           IN
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



Item 1(a)         Name of Issuer:

                  FBO Air, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  101 Hangar Road, Avoca, Pennsylvania 18641

Item 2(a)         Name of Person Filing:

                  John H. Dow

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  98 Willowbrook Drive, Auburn, New York  13021

Item 2(c)         Citizenship:

                  New York

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.001 par value

Item 2(e)         CUSIP Number:

                  30246 H

Item 3 If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            (a) |_| Broker or dealer registered under Section 15 of the Exchange Act.

            (b)   |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c) |_| Insurance company registered under Section 8 of the Investment Company Act.

            (d) |_| Investment company registered under Section 8 of the Investment Company Act.

            (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

            (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

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

            (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

            (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

            (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

            (j)   |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|


Item 4. Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned: 2,333,334 shares of Common Stock.

      (b)   Percent of class: 18.04%.

      (c)   Number of shares as to which the person has:

      (i) Sole power to vote or to direct the vote: 2,333,334 shares of Common Stock.

      (ii)  Shared power to vote or to direct the vote: 0 shares.

      (iii) Sole power to dispose or to direct the disposition of: 2,333,334 shares of Common Stock.

      (iv)  Shared power to dispose or to direct the disposition of: 0 shares.

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

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

Item 8. Identification and Classification of Members of the Group.

         Not applicable.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     October 3, 2005
                                                     ---------------
                                                         (Date)




                                                     By:/s/ John H. Dow
                                                     ---------------------------
                                                           (Signature)


                                                     John H. Dow
                                                     ---------------------------
                                                     (Name and Title)




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